UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 12, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

12 November 2015

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

JOINT STATEMENT BY VALE AND BHP BILLITON

BHP Billiton CEO, Andrew Mackenzie, and Vale CEO, Murilo Ferreira, gave a joint statement regarding the incident at the Samarco joint venture iron ore operation in Minas Gerais, Brazil.

A copy of the joint statement is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew

Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

MEDIA RELEASE

Release Time	IMMEDIATE

Date	Mariana, Brazil: 11 November 2015

JOINT STATEMENT BY VALE AND BHP BILLITON

The below statement is attributable to the CEO of Vale, Murilo Ferreira, and the CEO of BHP Billiton, Andrew Mackenzie:

Together with Jimmy Wilson, BHP Billiton President Iron Ore and Peter Poppinga, Vale Executive Director, Ferrous Minerals, we spent this morning on site at the Samarco mine with CEO, Ricardo Vescovi De Aragão, and meeting with community leaders.

Our immediate priority is to understand the full extent of the consequences of the tailings dam breach and how we can provide further help.

We visited the tailings dam complex, including the site of the failed Fundão dam and affected downstream Santarém dam as well as the Germano dam which is being closely-monitored by Samarco.

We also met with the Samarco incident response teams and civil authorities who have worked tirelessly to evacuate the local community and search for missing people.

On behalf of all of the employees of Vale and BHP Billiton, we offer our profound sympathies to the family, friends and loved ones of the people who died as a result of this tragic incident. We are deeply concerned for the welfare of the employees, contractors and members of the local community who are still missing. Our thoughts are with you all in this distressing and uncertain time.

We were overcome when we saw the devastation in and around Bento Rodrigues. We cannot rebuild the lives of the families who have lost loved ones but we redouble our commitment to Samarco to support the response effort.

As an immediate step, Vale and BHP Billiton pledge to support Samarco in creating an Emergency Fund for rebuilding works and to help the affected families and communities. It is our intention to work with the authorities to get this fund functioning as soon as practicable.

Vale and BHP Billiton also have health, safety, environment and geotechnical experts onsite supporting Samarco’s response. We have also had discussions with Samarco and authorities about the additional support we can provide. Investigations are continuing and Samarco will provide further updates relating to the response and operations.

Again, as joint shareholders in Samarco, we would like to offer our sympathies and prayers to the people of Minas Gerais, Espĺrito Santo and the people of Brazil.

Murilo Ferreira Chief Executive Officer, Vale	Andrew Mackenzie Chief Executive Officer, BHP Billiton

Further information on Vale can be found at: www.vale.com

Further information on BHP Billiton can be found at: www.bhpbilliton.com

BHP Billiton Media Relations	Vale Media Relations

Australia	Brazil

Emily Perry	Monica Ferreira
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +55 21 3814 4360
Email: Emily.Perry@bhpbilliton.com	Email: Monica.ferreira@vale.com

Paul Hitchins	Fatima Cristina
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +55 21 3814 3168
Email: Paul.Hitchins@bhpbilliton.com	Email: Fatima.cristina@vale.com

Emma Gilmour
Tel: +61 3 9609 2947 Mobile: +61 409 856 230
Email: Eleanor.Nichols@bhpbilliton.com

United Kingdom and Americas

Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
Email: Jennifer.White@bhpbilliton.com

Members of the BHP Billiton Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 12, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary